September 23, 2025

Scott Beck
Chief Executive Officer
Gloo Holdings, Inc.
831 Pearl Street
Boulder, CO 80302

       Re: Gloo Holdings, Inc.
           Amendment No. 1 to
           Draft Registrant Statement on Form S-1
           Submitted September 5, 2025
           CIK No. 0002069785
Dear Scott Beck:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2025 letter.

Amended No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Subscriptions, page 6

1. You indicate here and elsewhere that, as of July 31, 2025, approximately 80% of your revenue was recurring and re-occurring. Please clarify whether you are referring to the six month period ended July 31, 2025. Also clarify how you define recurring versus re-occurring and the percentage attributable to each revenue stream. September 23, 2025
Page 2
Use of Proceeds, page 59

2. In response to prior comment 5, you disclosed how the interest rate is calculated on the Original Senior Secured Notes. Please also disclose the current interest rate.
Business, page 92

3. We note your response to prior comment 10. Please revise to provide additional context for each market data point that encompasses an addressable market greater than yours. As one non exclusive example, you disclose that "the faith sector, including all religions of which Christianity is the largest in America, contributes approximately $1.2 trillion to the United States economy each year", but do not clearly articulate the percentage applicable to your market. To the extent it is unknown, please revise accordingly where appropriate.
The Gloo Platform, page 100

4. We note your response to prior comment 6. Please disclose which existing products are "AI-native tools and agents that incorporate AI from the beginning of their lifecycle" and which are "still early in their AI adoption." In addition, disclose the extent you use third-party open-sourced algorithms, such as for generative AI, and the source of your datasets. In addition, provide a more complete discussion regarding whether your "AI-native" tools were developed internally, are proprietary, or rely predominantly on third-party AI platforms, and a more detailed discussion regarding their functionality. To the extent the AI tools are not proprietary or developed in-
      house, provide additional details regarding the incorporation of AI into your products.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Victor Nilsson, Esq.